June 30, 2014

Attn: Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Beverages, Apparel and Mining
100 F Street, NE
Washington, DC 20549

Re:	Almaden Minerals Ltd.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 1, 2014
Form 6-K Dated April 16, 2014
File No. 001-32702

Dear Ms. Jenkins:

Thank you for your comment letter of June 2, 2014 for the above captioned items (“the Filing”).  Please find below our responses to your comments according to the order in which they were itemized in your letter:

Form 20-F for the Year Ended December 31, 2013
Item 18 Financial Statements, page 89

1.
You disclose that your financial statements are presented pursuant to Item 17. Please note that General Instruction E(c)(2) requires that your financial statements be presented pursuant to Item 18 of Form 20-F instead of Item 17. Please revise your reference to your financial statements, or tell us why presenting your financial statements pursuant to Item 17 is appropriate.

We acknowledge that the Company’s consolidated financial statements should be presented pursuant to Item 18 of the Form 20-F instead of Item 17.  As the Company reports in accordance with IFRS, all information required by Item 18 of Form 20-F has been presented in the Company’s Annual Report on Form 20-F.  The error in the filing in terms of reference to Item 17 rather than Item 18 of Form 20-F is an oversight by the Company.  We request permission to omit the obligation to file an amended Form 20-F annual report for the year ended December 31, 2013 for this single change.  Our future filings of the Company’s consolidated financial statements shall properly reference Item 18.

Notes to Consolidated Financial Statements, page 9
3. Significant accounting policies, page 11
(h) Exploration and evaluation, page 14

2.
We note from your disclosure that you capitalize all costs relating to the acquisition of, exploration for and development of mineral claims to which you have rights. Please provide draft disclosure to be included in future filings, which clarifies when you reclassify these costs from exploration and evaluation assets to property, plant and equipment or intangible assets and whether you perform an impairment assessment prior to their reclassification. Please refer to paragraph 17 of IFRS 6 for further guidance.

We apply paragraph 17 of IFRS 6 by assessing technical feasibility and commercial viability of a project before reclassifying the corresponding development expenditures from Exploration and Evaluation.  We view the receipt of appropriate development approvals, as one of several components of technical feasibility and commercial viability.  Other components include, but are not limited to, permitting, ownership, establishing the volume and grade of the deposit, determining mine optimization and processing methods and economic feasibility.

Since the receipt of development approvals is a key component of commercial viability, development expenditures on projects where such approvals are outstanding would be considered exploration and evaluation assets and accounted for in accordance with IFRS 6.  We reviewed our portfolio of projects and are not able to identify instance of projects which have established reserves, but where development approvals have not been obtained.  Assets that demonstrate technical feasibility and commercial viability are accounted for in accordance with IAS 16 - Property, Plant and Equipment.

In order to align our accounting policy wording more closely with paragraph 17 of IFRS 6, we propose the following in our future annual filings:

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property.

7.  Investment in Associate, page 20

3.
We note your disclosure related to your investment in Gold Mountain Mining Corporation indicates that you account for your 38.8% interest in this company using the equity method.  You state that the fair value of this investment at December 31, 2013 was $2,407,500 however we note you carry this investment on your balance sheet at a value of $9,447,497.  Please tell us how you considered this disparity between fair value and carrying value of your investment in assessing this asset for potential impairment.  In this regard, please clarify whether the investment was tested for impairment, explain how you apparently concluded that no impairment existed and identify the accounting guidance that you followed to conduct your impairment assessment.

The Company’s investment in Gold Mountain Mining Corporation (“GUM”) is accounted for in accordance with the equity method under International Accounting Standard (“IAS”) 28, Investments in associates (“IAS 28”).

As of December 31, 2013, the Company considered the following 2 steps:

Step 1 - IAS 28.31 requires the Company to consider the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) to determine whether there may be impairment indicators; and

Step 2 - If impairment indicators are identified in step 1 then the Company is required to apply IAS 36, Impairment of Assets, to compare the recoverable amount of the investment in associate with its carrying value.

Below is the Company’s analysis with respect to GUM as of December 31, 2013.

STEP 1
The Company considered the indicators in IAS 39.59 and did not believe that any of the indicators were met.  The Company also considered IAS 39.61 and noted that a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.  Upon assessment of the traded share price of GUM’s common shares, the Company concluded that there was objective evidence of an impairment indicator as of December 31, 2013.  Accordingly the Company considered the requirements of Step 2.

STEP 2
IAS 36 defines recoverable amount of an asset as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use.  In consideration of the Elk Project, the Company assessed that the FVLCD would generate the higher value and, therefore the Company applied the FVLCD approach.

GUM holds a 100% interest in the Elk Gold Project (“Elk Project”) located near Merritt, British Columbia, Canada. In addition to the Elk Project, GUM had working capital of approximately $2.5 million (including cash of $1.9 million) as at December 31, 2013.  The Company’s carrying value of approximately $9.4 million for its 38.8% equity interest in GUM implies a value for GUM of approximately $24 million.

A NI 43-101 Technical Report for a Preliminary Economic Assessment (“Technical Report”) was issued in 2011.  GUM has completed additional exploration programs since the release of the Technical Report and is in the process of completing a bulk sample program to confirm open pit mining parameters projected in the Technical Report.  The Technical Report developed two scenarios, the Base Case and an Alternative Case based on a gold price of US$1,200.  The Base Case is a conservative and low risk scenario in the light of the gold price of US$1,000 at the time of preparation of the Technical Report, and in practice the project could be expanded to mine a much larger part of the known resources if gold prices are sustained.  The Alternative Case assumes that a gold price of US$1,200 per ounce will be maintained for eight years and the mine processing plant production is doubled to 1,000 tonnes per day.  The Company believed that as at December 31, 2013, the US$1,200 case is more reflective of the mine plan in the current economic environment and has considered the US$1,200 case for the remainder of this analysis.  The US$1,200 case in the Technical Report indicates a pre-tax net present value (“NPV”) for the Elk Project of approximately $68 million (“PEA NPV”).  This NPV is based on an underlying gold price of US$1,200 per ounce and a discount rate of 8%.

The traded share price of GUM at December 31, 2013 was $0.09 per share (equivalent to a market capitalization of $6.2 million).  The share price of GUM increased to a high of $0.21 per share on February 19, 2014, decreasing to $0.16 per share at March 28, 2014 when the Company’s financial statements were finalized.  The Company believes GUM’s common shares to be thinly traded and accordingly the Company does not believe that the market price of GUM’s common shares is indicative of fair value.

As such the Company then considered the following two methodologies:

a)	Discounted Cash flow

The Company concluded that a long term gold price of US$1,200 per ounce (as noted above) was supportable at December 31, 2013.  In determining this long term gold price, the Company obtained analyst estimates as reported by CIBC, Consensus Economics and Bloomberg as at December 31, 2013.  In addition the Company considered long term gold prices used by gold-producing companies in their impairment testing as stated in their annual financial statements that were released prior to the Company finalizing its financial statements.  These sources support a long term gold price of US$1,200 and also indicate that a long term gold price of up to US$1,300 per ounce would also be acceptable.

The Technical Report uses an 8.0% real pre-tax discount rate to discount the cash flows for the Elk Project which the Company believes as at December 31, 2013 to continue to be appropriate.  The Company determined the discount rate to be used in the discounted cash flow by considering empirical evidence showing that operating gold properties located in safe political jurisdictions (such as Canada and the United States of America) apply a 5.0% real post-tax discount rate (the “Base Rate”).  The Company believed that by increasing the Base Rate to reflect an additional 3.0% project risk premium related to the specific stage of the Elk Project was appropriate in determining a discount rate to be used in the discounted cash flow analysis.

The Company then adjusted the PEA NPV to approximately $50 million after incorporating income tax and costs of disposal (“Adjusted PEA NPV”) and believes this Adjusted PEA NPV to be equivalent to FVLCD.  The Company’s 38.8% interest of this Adjusted PEA NPV would be approximately $19 million which is approximately $10 million greater than the balance sheet value of the investment in GUM as at December 31, 2013 indicating that no impairment should be recorded.

b)	In-situ methodology

The Company also utilized an in-situ multiple for dollar value per gold equivalent ounces.  The in-situ multiple approach is a market-based approach, which calculates the dollar value paid in transactions for contained gold ounces.

In conducting this transactions analysis, the Company reviewed transactions from 2008 to 2013 for pre-producing properties located in Canada and the United States of America with a defined gold resource (measured, indicated or inferred classifications).  While using this market pricing data as a comparison, the Company took into consideration that the historical transactions were for a range of properties with varying levels of measured, indicated and inferred resource characteristics.  The Company then indexed the in-situ multiples implied by each transaction from the spot price of gold as at the announcement date to the spot price gold as at December 31, 2013.

The Company’s transaction analysis indicated an average value of approximately $50 per gold equivalent ounces.  The implied value of approximately $24 million (as noted above) implies an in-situ value of approximately $41 per ounce, indicating that no impairment should be recorded.

Conclusion:

Based on consideration of both the Adjusted PEA NPV from the Technical Report and the in-situ multiple for gold equivalent transactions, the Company concluded that the recoverable amount for its investment in GUM was at least equal to the carrying value as at December 31, 2013 and no impairment existed as of December 31, 2013.

Form 6-K Dated April 16, 2014
Exhibit 99.1

4.
Please forward to our engineer, as supplemental information and not as part of your filing, the Preliminary Economic Assessment for your Ixtaca Gold-Silver deposit, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

We are happy to provide you with a CD version of the file in Adobe PDF.  A CD copy was couriered on June 9, 2014 via FedEx tracking number 8573 9565 7921 to the attention of John Coleman, Mining Engineer.  The same Preliminary Economic Assessment (“PEA”) report was filed under Form 6-K on June 2, 2014 in Exhibit 99.2.  The author of the PEA technical report is Jesse J. Aarsen and he can be reached by telephone 250-423-1884 or email jessa@moosemmc.com.

Please note the PEA is a scoping study of a resource estimate and not a reserve as defined by Industry Guide 7 (a)(1).  The Form 6-K dated April 16, 2014 Exhibit 99.1 clearly provides a cautionary note that reads as follow:

“It should be noted that this PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA forecast will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.”

Once again, thank you for your comments of our 2013 Filing.  I trust that the above response will satisfy your concerns as outlined in your letter.  As requested, the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We await your response prior to filing the Form 20-F Amendment on EDGAR if necessary.

Yours truly,
Almaden Minerals Ltd.

/s/Korm Trieu

Korm Trieu, CPA CA
Chief Financial Officer